jnr RESOURCES
THE URANIUM COMPANY

CDNX - JNN

02 FEB 25 AM 8: 54

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

Writer's direct line: (604) 689-7422

January 29, 2002

02015395

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on January 29, 2002;

We trust that you will find this to be in order.

Yours truly,

JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

TAP:bs

Enclosures.

dlw 2/25

FILE NO. 82-4720

jnr RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

NEWS RELEASE

JANUARY 29, 2002
No. 02-02

JNR / KENNECOTT TO DRILL KIMBERLITE TARGETS

Vancouver, B.C. Mr. Rick Kusmirski reports that JNR Resources Inc. ("JNR") and Kennecott Canada Exploration Inc. ("Kennecott") (the "Companies") have entered into an agreement to drill kimberlite targets on select properties in the province of Saskatchewan. JNR is currently the beneficial owner of an undivided 50 % interest in these properties.

An exploration program consisting of ground geophysics and diamond drilling will be carried out this winter and will be funded entirely by Kennecott, who will also act as project operator. Plans at this time call for the drill testing of at least three of the known kimberlite targets. Upon completion of this program, Kennecott has the option to acquire a further 30 % interest in the properties from JNR, by funding all further work to a production decision.

The Companies have also entered into a Diamond Marketing Agreement, whereby Kennecott will act as Agent for the sale of JNR's share of Diamonds.

JNR's management is pleased with these developments and with the opportunities that it affords its shareholders. JNR will now be exposed to drilling programs for three commodities this winter. Diamonds as discussed herein; gold on its 50 % owned Greywacke gold project and uranium on its 50 % owned Moore Lake project. Results will be reported as they become available.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562